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Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        In March 2003, we purchased a 57.7% stake in Ukrainian Mobile Communications, or UMC, for $194.2 million plus acquisition costs of $1.4 million. We purchased a 16.33% stake from KPN, a 16.33% stake from Deutsche Telekom AG, and a 25.0% stake from Ukrtelecom. In June 2003, we purchased an additional 26.0% stake in UMC from Ukrtelecom for $87.6 million pursuant to a call option agreement, which increased our ownership in UMC to 83.7%. In August 2003, we purchased the remaining 16.33% stake in UMC from TDC Mobile International A/S for $91.7 million pursuant to a put and call option agreement, which increased our ownership in UMC to 100%.

        The following unaudited pro forma condensed combined financial information gives effect to the acquisition of 100% of the outstanding voting interest of UMC by us, under the purchase method of accounting. This pro forma information is presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. The pro forma condensed combined financial information does not purport to represent what our results of operations or financial position would actually have been if the acquisition had in fact occurred on the dates specified below, nor do they purport to project our results of operations or financial position for any future period or as of any date, respectively.

        The following unaudited pro forma condensed combined financial information for the year ended December 31, 2002 is based on our historical consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America or U.S. GAAP and unaudited management financial information of UMC prepared in accordance with U.S. GAAP. UMC does not as a matter of course prepare financial statements in accordance with U.S. GAAP; however, management has prepared this financial information using the best currently available estimates and judgments, and this financial information presents, to the best of management's knowledge and belief, the financial position of the company as of December 31, 2002 and the results of its operations and cash flows for the year then ended in accordance with U.S. GAAP. See Note 2 to our unaudited condensed financial statements as of June 30, 2003 for further description of the acquisition of UMC by us.

        The following unaudited pro forma condensed combined financial information as of and for the six months ended June 30, 2003 is based on our unaudited historical consolidated financial statements prepared in accordance with U.S. GAAP and unaudited management financial information of UMC prepared in accordance with U.S. GAAP. UMC does not as a matter of course prepare financial statements in accordance with U.S. GAAP; however, management has prepared this financial information using the best currently available estimates and judgments, and this financial information presents, to the best of management's knowledge and belief, the results of operations of the company for the period from January 1, 2003 to February 28, 2003.

        Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The estimated fair values and useful lives of assets acquired and liabilities assumed are based on a preliminary valuation and are subject to final valuation adjustments which may result in a revision of the values assigned to some of the acquired tangible and intangible assets and/or their respective estimated useful lives. We are currently undertaking a study to determine the allocation of the purchase price to the various assets acquired, including tangible assets, licenses and customer base. Based on currently available information, we estimate that costs allocated to licenses will be amortized under the straight-line method over the remaining contractual term of the respective licenses of approximately 9 to 13 years, while the acquired customer base will be amortized over the estimated average subscriber life of approximately 22 months.

        The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2002 was prepared by combining our consolidated statement of operations for the year ended December 31, 2002 with UMC's statement of operations for the year ended December 31, 2002, giving effect to the purchase of 100% of the outstanding voting interest of UMC as though it had occurred at January 1, 2002.

        The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2003 was prepared by combining our consolidated statement of operations for the six months ended June 30, 2003 with UMC's statement of operations for the period from January 1, 2003 to February 28, 2003, giving effect to the purchase of 100% of the outstanding voting interest of UMC as though it had occurred at January 1, 2002.

        The unaudited pro forma condensed combined balance sheet as of June 30, 2003 was prepared by adjusting our historical balance sheet at June 30, 2003, which included the effect of the acquisition of 57.7% and 26.0% of the outstanding voting interest of UMC in March 2003 and June 2003, respectively, for the acquisition of the additional 16.3% of the outstanding voting interest, giving effect to the purchase of 16.3% of the outstanding voting interest of UMC as though each such purchase had been completed at June 30, 2003.

        The unaudited pro forma condensed combined financial information does not give effect to any restructuring costs or to any potential cost savings or other operating efficiencies that could result from the acquisition.

        You should read the financial information in this section along with our audited consolidated financial statements for the year ended December 31, 2002, our unaudited condensed consolidated financial statements for the six months ended June 30, 2003 and UMC's unaudited management financial information included elsewhere in this document.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the year ended December 31, 2002
(Amounts in thousands, except share and per share amounts)

	MTS historical	UMC historical(1)	Pro forma adjustments		MTS pro forma combined
Net revenues	$1,361,756	$296,398	$(4,538	)(2)	$1,653,616
Cost of services and products	286,672	68,407	(4,538	)(2)	350,541

Gross profit	1,075,084	227,991	—		1,303,075

Operating expenses	229,056	46,087	—		275,143
Sales and marketing expenses	171,977	33,926	—		205,903
Depreciation and amortization	209,680	42,851	34,938	(3)(4)	287,469

Net operating income	464,371	105,127	(34,938)		534,560

Interest expense	44,389	4,241	36,556	(5)	85,186
Other (income) expense, net	(7,269)	3,273	—		(3,996)

Net income before provision for income taxes and minority interest	427,251	97,613	(71,494)		453,370

Provision for income taxes	110,417	32,424	(10,482	)(6)	132,359
Minority interest	39,711	—	—		39,711

Net income	$277,123	$65,189	$(61,012)		$281,300

Weighted average number of shares outstanding	1,983,359,507				1,983,359,507
Earnings per share, basic and diluted	$0.140				$0.142

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the six months ended June 30, 2003
(Amounts in thousands, except share and per share amounts)

	MTS historical	UMC historical for the period from January 1, 2003 to February 28, 2003(7)	Pro forma adjustments		MTS pro forma combined
Net revenues	$1,052,134	$56,244	$(802	)(2)	$1,107,576
Cost of services and products	197,816	14,670	(802	)(2)	211,684

Gross profit	854,318	41,574	—		895,892

Operating expenses	168,944	7,131	—		176,075
Sales and marketing expenses	135,564	7,075	—		142,639
Depreciation and amortization	174,774	8,208	19,659	(3)(4)	202,641

Net operating income	375,036	19,160	(19,659)		374,537

Interest expense	42,813	693	2,907	(5)	46,413
Other (income) expense, net	(9,376)	1,385	—		(7,991)

Net income before provision for income taxes and minority interest	341,599	17,082	(22,566)		336,115

Provision for income taxes	96,412	7,081	(9,545)	(6)	93,948
Minority interest	36,445		(10,799)	(8)	25,646

Net income	$208,742	$10,001	$(2,222)		$216,521

Weighted average number of shares outstanding	1,983,359,507				1,983,359,507
Earnings per share, basic and diluted	$0.105				$0.109

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 30, 2003
(Amounts in thousands)

	MTS historical	Pro forma adjustments		MTS pro forma combined
Current assets	$566,640	$(91,700	)(9)	$474,940
Property plant and equipment, net	1,866,543	29	(3)	1,866,572
Licenses and intangible assets, net	808,423	63,752	(4)	872,175
Other assets	58,336			58,336

Total assets	$3,299,942	$(27,919)		$3,272,023

Current liabilities	$814,529	—		$814,529
Long-term debt	769,067	—		769,067
Other liabilities	180,526	16,767	(10)	197,293
Minority interest	132,524	(44,686	)(8)	87,838
Common stock	50,558			50,558
Additional paid in capital	558,762			558,762
Retained earnings	835,481			835,481
Other	(41,505)			(41,505)

Total liabilities and shareholders' equity	$3,299,942	$(27,919)		$3,272,023

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.
The historical statement of operations information of UMC for the year ended December 31, 2002 is derived from unaudited management financial information of UMC prepared in accordance with U.S. GAAP and included elsewhere in this document. UMC does not as a matter of course prepare financial statements in accordance with U.S. GAAP; however, management has prepared this financial information using the best currently available estimates and judgments, and this financial information presents, to the best of management's knowledge and belief, the financial position of the company as of December 31, 2002 and the results of operations of the company for the year then ended.

2.
Adjustments represent the elimination of roaming revenues and the related roaming costs between UMC and us for the respective period.

3.
Adjustments relate to the difference between the fair value of UMC's tangible assets acquired and their book value at the date of the acquisition and the related depreciation expense. For the purpose of the presentation of the above unaudited pro forma condensed combined financial information, the allocation of the purchase price to tangible assets was performed based on a preliminary purchase price allocation. We are currently undertaking a study to determine the final allocation of the purchase price to tangible assets, and as a result of the final allocation, the reported values and/or useful lives of certain fixed assets may change, which will result in a change of the related depreciation expense. See Note 2 to our unaudited condensed consolidated financial statements as of June 30, 2003.

4.
Adjustments relate to the difference between the purchase price allocated to the intangible assets of UMC and their respective book values at the date of the acquisition and the related amortization expense. For the purpose of the presentation of the above unaudited pro forma condensed combined financial information, the allocation of the purchase price to various identified intangibles, including GSM licenses, acquired customer base and software was performed based on a preliminary purchase price allocation. We are currently undertaking a study to determine the final allocation of the purchase price to those intangible assets, and as a result of the final allocation, the reported values and/or useful lives of certain intangible assets may change, which will result in a change of the related amortization expense. See Note 2 to our unaudited condensed consolidated financial statements as of June 30, 2003.

  GSM licenses are amortized over the remaining contractual life of the respective licenses, which expire on various dates between March 31, 2012 and June 18, 2016. The acquired customer base is amortized over the estimated average subscriber life of approximately 22 months.

5.
Adjustments represent the additional interest expense related to debt incurred by us to effect the acquisition of UMC. The total purchase price of $374.9 million (including acquisition costs of $1.4 million) was financed by cash raised through the placement of $400.0 million 9.75% notes.

  For the purposes of the unaudited condensed combined pro forma financial information, the purchase price, and the related additional indebtedness, has been calculated as if we acquired 100.0% of the outstanding voting interest of UMC on January 1, 2002.

Purchase price
(Amounts in thousands)
Purchase of the 25.0% of the outstanding voting interest from Ukrtelecom	$84,200
Purchase of the 16.33% of the outstanding voting interest from KPN	55,000
Purchase of the 16.33% of the outstanding voting interest from Deutsche Telekom AG	55,000
Acquisition costs	1,438
Exercise of MTS' option to purchase 26.0% of the outstanding voting interest from Ukrtelecom	87,600
Exercise of MTS' option to purchase 16.33% of the outstanding voting interest from TDC Mobile International A/S	91,700

Total purchase price used in the preparation of the unaudited condensed combined financial information	$374,938

6.
Adjustments represent the deferred income tax benefit, related to the amortization of acquired intangible assets.

7.
Our historical statement of operations for the six months ended June 30, 2003 include the results of operations of UMC for the period from March 1, 2003 to June 30, 2003, reflecting the acquisition of 57.7% of the outstanding voting interest of UMC by us on March 4, 2003 and the acquisition of an additional 26.0% on June 4, 2003. For the purpose of the presentation of the unaudited pro forma condensed combined financial information, the results of operations of UMC for the period from January 1, 2003 to February 28, 2003 were added to our historical statement of operations.

8.
Adjustment represents the elimination of minority interest, related to 26.0% of the outstanding voting interest of UMC for the period from March 1, 2003 to June 4, 2003 and to 16.33% of the outstanding voting interest of UMC for the period from March 1, 2003 to June 30, 2003 and as of June 30, 2003.

9.
Adjustment represents the use of cash and sale of short term investments to finance the acquisition of the additional 16.33% of the outstanding voting interest of UMC from TDC Mobile International A/S.

10.
Adjustment represents the additional deferred tax liability, related to the differences between the values of tangible and intangible assets of UMC for tax and accounting purposes.

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Exhibit 99.2